Exhibit 99.2

Dr. Reddy’s Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills,

Hyderabad - 500 034, Telangana,
India.

CIN : L85195TG1984PLC004507

Tel      : +91 40 4900 2900

Fax     : +91 40 4900 2999

Email : mail@drreddys.com

www.drreddys.com

February 28, 2022

Corporate Relationship Department	National Stock Exchange of India Ltd.
BSE Limited	“Exchange Plaza”
Dalal Street, Fort	Bandra-Kurla Complex, Bandra (East),
Mumbai – 400 001	Mumbai – 400 051

Scrip Code: 500124	Scrip Code: DRREDDY-EQ

Dear Sir/Madam,

Sub: : Postal Ballot Notice- Advertisement

Further to our intimation dated February 25, 2022, please find enclosed copies of newspaper advertisement regarding dispatch of notice of postal ballot and e-voting information as published in Business Standard and Nava Telangana on February 26, 2022.

This is for your information and records.

With regards,

/s/ Vivek Mittal
Vivek Mittal
Global General Counsel and Compliance Officer

Encl : as above

Weekend Business Standard HYDERABAD | 26 FEBRUARY 2022

COMPANIES 3

Expand PLI scheme to make it research-linked: Pharma firms

SOHINI DAS
Mumbai, 25 February

Indian pharma industry captains feel that the current production-linked incentive (PLI) scheme for the pharmaceutical industry can be expanded to link it to research, and more specifically for research in biologics and biosimilars.

Speaking at BioAsia 2022, Kiran Mazumdar Shaw, executive chairperson, Biocon Group, said that there needs to be a different PLI scheme that needs to focus on the emerging opportunities for Indian pharma. "As a nation, we need to start moving towards larger molecules of biologics. There is a huge growing interest in combination immunotherapies. Can we leapfrog? The PLI scheme was far too skewed towards generic drugs. There should have been a much greater allocation for biologics, biosimilars, cell, and gene therapeutics, which did not happen," Shaw explained.

She cited the example of Biocon to say, "We could not be eligible for category A companies because we did not have that many ANDAs (abbreviated new drug applications). So we got a very small amount."

[illegible]

"As a nation, we need to start moving towards large molecules of biologics. There is a huge growing interest in combination immunotherapies"

KIRAN MAZUMDAR SHAW
Executive chairperson,
Biocon Group

"If we look at our own PLI scheme, a huge emphasis was given to ANDAs. We are talking about atmanirbhar in terms of what we don't produce — chemical"

SANJIV NAVANGUL
MD & CEO,
Bharat Serums & Vaccines

"If 8 out of 10 top molecules in the world are biological, we have to find money to be invested in these"

SHARVIL PATEL
MD,
Zydus Lifesciences

"Indian companies are not risk-averse, but there has to be some participation from the government"

SATISH REDDY
Chairman,
Dr. Reddy's Laboratories

(Group B) and ₹1,250 crore (Group C).

So far 55 drug manufacturers have been selected under the PLI scheme.

Sanjiv Navangul, managing director (MD) & chief executive officer (CEO), Bharat Serums and Vaccines agreed with Shaw.

"If we look at our own PLI scheme, a huge emphasis was given to ANDAs. It is not innovation. We are talking about [illegible] ... risk capital to encourage innovation," Navangul said.

An ANDA contains data which is submitted to the USFDA for the review and potential approval of a generic drug product. In comparison, biologic products companies file a Biologics License Application (BLA), which is a request for permission to introduce a biologic product in the US market.

Shaw said, "I have tried to point out that one BLA is equivalent to almost 20 ANDAs in terms of investments. But, the PLI scheme had not adopted that as a criterion. [illegible] ... the PLI scheme. PLI schemes need to evolve with time. [illegible]"

[illegible] ... captains seemed to agree that the way forward lies in innovation in biologics if the Indian drug industry were to achieve a turnover of $120-130 billion over the next decades.

Sharvil Patel, MD, Zydus Lifesciences, said, "If 8 out of 10 top molecules in the world are biological, we have to find money to be invested in these. No one can invest unless there is a significant financial benefit associated with it. So unless the ecosystem is set right, and the financial incentive and benefit are in place whether it is for an individual [illegible]"

[illegible] ... pharma industry.

Satish Reddy, chairman, Dr. Reddy's Laboratories said, "Indian companies are not risk-averse, but there has to be some participation from the government — funding, regulatory support, etc."

Top pharma firms to up R&D spend in next 5 yrs

SOHINI DAS
Mumbai, 25 February

Leading pharma companies in the country are looking to increase their research spend over the next five years as the Indian pharmaceutical market eyes a $120 billion turnover in the next 10 years.

Meanwhile, industry captains feel the pandemic has indeed opened up opportunities for the sector to emerge as a second source of raw material and finished products after China.

Speaking at the BioAsia 2022, Dilip Shanghvi, managing director of India's largest drug firm by market share Sun Pharma, said from a current 8-9 per cent of turnover, he sees Sun Pharma's research spend to rise to 9-12 per cent in five years. "We expect to continue to invest in research and in the next five years we see ourselves spending around $600-650 million annually on research," Shanghvi said.

Similarly, GV Prasad, co-chairman and MD of Dr Reddy's Laboratories (DRL), said the firm now invests around 10-12 per cent of revenues in research and development (R&D). "Around two-thirds of this R&D spend is for our current business, while around one-third is invested to develop future pipelines in biologics and new chemical entities. We expect to continue at this 12 per cent rate over the next five years or so [illegible] collaborations for technology, science, products etc would be a big part of our growth story," Prasad said.

Pankaj Patel, chairman of Zydus Lifesciences, a firm that has already commercialised new chemical entities, highlighted that his firm too would continue to increase R&D spend and devote around 10 per cent of its turnover to research in the next five years.

The Piramal Group has started investing in complex products and building capabilities, said Ajay Piramal, chairman of the firm, adding that a company's existing business must have enough cash flow to make large bets (for innovation).

Prasad said in the generics business, companies place a large number of small bets, but when we talk about truly innovative products, it involves making a small number of large bets.

Virtual audits will not replace physical inspection: USFDA

Virtual facility audits will continue even as the pandemic worsens and travel restrictions ease, said a senior US Food and Drug Administration (USFDA) official. [illegible], international relations specialist, USFDA, said virtual audits will not replace physical inspections of manufacturing facilities, but they will continue. Surprise audits of manufacturing sites too are on the cards. S Eswara Reddy, joint drugs controller (India), Central Drugs Standard Control Organisation (CDSCO), said local CDSCO officials accompany USFDA counterparts in the physical inspections. "According to a MoU that we have with the USFDA our officials also accompany during inspections, but we have the role of an observer," he said, adding that Indian firms are always prepared for surprise audits. SOHINI DAS

GP WIND (JANGI) PRIVATE LIMITED

[Regulation 52(8) read with Regulation 52(4) of the SEBI (LODR) Regulations, 2015]
Audited Financials Results for the year ended December 31, 2021

Regd Office:- 52, Lakshmi Nilayam, H.No.325, Begumpet, 6-3-1186/A/8, Hyderabad-500016, Telangana
CIN: U40300TG2010PTC070416

Sl.No	Particulars	(Rs. in Lakhs) Current Year ended 31-12-2021 (Audited)	(Rs. in Lakhs) Previous Year ended 31-12-2020 (Audited)
01.	Total Income from Operations	7,117	6,327
02.	Net Profit / (Loss) for the period (before Tax, Exceptional and/or Extraordinary items)	252	(754)
03.	Net Profit / (Loss) for the period before Tax (after Exceptional and/or Extraordinary items)	252	(754)
04.	Net Profit / (Loss) for the period after Tax (after Exceptional and/or Extraordinary items)	270	87
05.	Total Comprehensive Income for the Period [Comprising Profit / (Loss) for the period (after tax) and Other Comprehensive Income (after tax)]	271	87
06.	Paid up Equity Share Capital	25,968	25,168
07.	Reserves (excluding Revaluation Reserve)	(6,035)	(6,271)
08.	Securities Premium Account	-	-
09.	Net worth	18,108	15,897
10.	Paid up Debt Capital / Outstanding Debt*	21,429	24,754
11.	Outstanding Redeemable Preference Shares	-	-
12.	Debt Equity Ratio	1.23	1.36
13.	Earning Per Share (of Rs 10/- each) - (Basic & Diluted)	0.11	0.10
14.	Capital Redemption Reserve	-	-
15.	Debenture Redemption Reserve	[illegible]	[illegible]
16.	Debt Service Coverage Ratio	1.47	1.16
17.	Interest Service Coverage Ratio	2.65	3.16

* Outstanding Debts

Notes:
1. The above financial results have been approved by the Board of Directors at their meeting held on February 25, 2022.
2. The above results have been prepared in accordance with Indian Accounting Standards ("Ind AS") prescribed under section 133 of the Companies Act 2013 ("Act") read with relevant rules issued thereunder and other accounting principles generally accepted in India.
3. The above is an extract of the detailed format of annual results filed with the Stock Exchange under Regulation 52 of the LODR Regulations. The full format of the annual results is available on the website of the BSE Limited [illegible] and the same is also available on Company's website [illegible].
4. For the other line items referred in regulation 52(4) of the LODR Regulations, pertinent disclosures have been made to the National Stock Exchange of India Limited and can be accessed on the [illegible].
5. The results are prepared under SEBI notification [illegible] dated October 5, 2021.

By Order of the Board
For GP Wind (Jangi) Private Limited
Sd/-
[illegible]

Place: Hyderabad
Date: February 25, 2022

emami limited

Corporate Identification Number: [illegible]
Registered Office: Emami Tower, 687, Anandapur, E M Bypass, Kolkata-700107, West Bengal. Phone No.: [illegible]
Website: www.emamiltd.in, e-mail: investors@emamigroup.com

NOTICE OF POSTAL BALLOT AND E-VOTING INFORMATION

[illegible]

Place: Kolkata
Date: 25th February, 2022

By Order of the Board
For Emami Limited
sd/-
A.K. Joshi
Company Secretary & VP-Legal

MAGELLANIC CLOUD LIMITED

(Formerly known as South India Projects Limited)
CIN: [illegible]
Regd. Office: 101, Vivera Royal, Shankar Lane, Kandivali (West), Mumbai-400 067, Maharashtra, India
Tel Nos: [illegible] Email: compliance@magellanic-cloud.com

NOTICE OF EXTRA-ORDINARY GENERAL MEETING AND REMOTE E-VOTING

NOTICE IS HEREBY GIVEN that Extra-Ordinary General Meeting ("EGM") of the members of Magellanic Cloud Limited ("Company") will be held on Tuesday, 22nd March, 2022 at 11.00 A.M. through Video Conferencing/Other Audio Visual Means ("VC/OAVM") to transact business, as mentioned in EGM notice & seek approval of shareholders of the company for following resolutions:

Sr. No.	Resolution seeking approvals of the shareholders in the EGM
1	Increase in Authorized Share Capital of the Company and consequent Alteration in Capital Clause of the Memorandum of Association of the Company
2	Issue of Equity Shares and Convertible Warrants on Preferential basis
3	Alteration of Objects Clause in the Memorandum of Association of the Company
4	Alteration in Articles of Association of the Company
5	To approve 'Magellanic - Employees Stock Option Plan 2022'
6	To extend approval of 'Magellanic - Employees Stock Option Plan 2022' to the employees of Holding Company, Associate Company(ies), Group Company(ies) and to Subsidiary Company (Indian and Abroad)
7	Grant of Options to issue securities equal to or exceeding One per cent (1%) but not exceeding Two per cent (2%) of the issued Capital of the Company during any one financial year to identified employees under Magellanic - Employees Stock Option Plan 2022

[illegible]

For Magellanic Cloud Limited
Sd/-
Jagan Mohan Reddy Thumma
Managing Director
DIN: [illegible]

Date: 25.02.2022
Place: Mumbai

Dr.Reddy's

NOTICE

Members are hereby informed that pursuant to the provisions of Section 110 of the Companies Act, 2013 (hereinafter referred to as 'the Act'), read with Rule 22 of the Companies (Management and Administration) Rules, 2014 (hereinafter referred to as "the Rules") and other applicable provisions of the Act, rules, circulars and notifications thereunder, as amended from time to time (including any statutory modifications or re-enactment thereof for the time being in force), General Circular Nos. 14/2020 and 17/2020 dated April 8, 2020 and April 13, 2020 respectively read with other relevant circulars, including General Circular No. 20/2021 dated December 8, 2021, issued by the Ministry of Corporate Affairs ("MCA Circulars"), Dr. Reddy's Laboratories Limited ("the Company") seeks their approval through postal ballot, by voting through electronic means ("remote e-voting") for the following businesses:

1. Special Resolution – To approve the Appointment of Dr. K P Krishnan (DIN: 01099097) as an Independent Director in terms of Section 149 of the Companies Act, 2013; and
2. Special Resolution – To approve the Appointment of Ms. Penny Wan (DIN: 00479435) as an Independent Director in terms of Section 149 of the Companies Act, 2013.

In accordance with the MCA Circulars, the Postal Ballot Notice ('Notice'), indicating, inter alia, the process and manner of remote e-voting, has been sent on Friday, February 25, 2022 through electronic mode to the members whose names appear on the Register of Members / List of Beneficial Owners as on February 18, 2022 ('Cut-Off Date') received from the Depositories and whose e-mail address is registered with the Company / Depositories. A person who is not a member as on the Cut-Off Date shall treat this notice for information purpose only.

The hard copies of the Notice along with Postal Ballot Forms and pre-paid business envelope will not be sent to the members for this Postal Ballot, in accordance with the exemptions provided by the MCA Circulars and members are required to communicate their assent or dissent through the remote e-voting system only.

The Company has engaged the services of National Securities Depository Limited ('NSDL'), the agency to provide e-voting facility. The e-voting period commences on Saturday, February 26, 2022, (9:00 AM IST) and ends on Sunday, March 27, 2022 (5:00 PM IST). The e-voting module shall be disabled by NSDL for voting thereafter. The detailed instructions for e-voting are provided as part of the Notice which the members are requested to read carefully before casting their vote.

In case of any queries, members may refer the Frequently Asked Questions (FAQs) for shareholders and e-voting user manual for shareholders available at the "downloads" section of www.evoting.nsdl.com or call on toll free no.: 1800 1020 990 and 1800 22 44 30 or send a request at evoting@nsdl.co.in.

The Notice along with the Explanatory Statement thereto can be downloaded from the Company's website at www.drreddys.com. The same is also available on the website of Stock Exchanges www.bseindia.com and www.nseindia.com.

The Board of Directors of the Company has appointed Mr. G Raghu Babu, Partner, M/s. R & A Associates, Practicing Company Secretary, Hyderabad (Membership No. F4448 & Certificate of Practice No. 2820), as the Scrutinizer for conducting the postal ballot through the e-voting process in a fair and transparent manner.

The voting results of the postal ballot shall be declared by the Company on or before March 29, 2022. The results would be displayed at the registered office of the Company, intimated to the NSDL and Stock Exchanges where the Company's securities are listed, and displayed on the Company's website www.drreddys.com along with the Scrutinizer's report.

Members who have not yet registered / updated their email address and hence have not yet received the aforesaid Notice are requested to register / update their e-mail address on https://www.drreddys.com/investors/investor-services/shareholder-information / or with their depository participant or send their consent at shares@drreddys.com along with their folio no. / DP id and client id and valid e-mail address.

For Dr. Reddy's Laboratories Ltd.
Sd/-
K Satish Reddy
Chairman

Date : February 25, 2022
Place : Hyderabad

Dr. REDDY'S LABORATORIES LIMITED
Regd. Office: 8-2-337, Road No.3, Banjara Hills, Hyderabad – 500 034
CIN: L85195TG1984PLC004507, Tel: 91 40 4900 2900, Fax: 91 40 4900 2999
email: shares@drreddys.com, website: www.drreddys.com

నవతెలంగాణ
హైదరాబాద్ 3
శనివారం 26 ఫిబ్రవరి 2022

కొలువుల భర్తీ ఇంకెప్పుడు?

నిరుద్యోగులను మోసం చేస్తున్న సర్కార్

పింఛన్లజారీ జాప్యంపై న్యాయపోరాటం చేస్తాం

రేపు పల్స్ పోలియో విజయవంతం చేయాలి : మంత్రి హరీశ్ రావు

సివిల్ సర్వీస్ విద్యార్థులకు ఉచిత శిక్షణ

ఉక్రెయిన్‌లో చిక్కుకున్న తెలంగాణ వాసుల కోసం హెల్ప్‌లైన్

- సంప్రదించాల్సిన నెంబర్లు ఇవే 70425 66955, 99493 51270, 96456 63661

నేడు జేఎన్టీయూహెచ్ పదో స్నాతకోత్సవం

- 1,19,106 మందికి పట్టాలు ప్రదానం

ప్రకటన

Dr.Reddy's

www.dreddys.com

https://www.drreddys.com/investors/investor-services/shareholder-information

shares@drreddys.com

హైదరాబాద్

డా. రెడ్డీస్ ల్యాబొరేటరీస్ లిమిటెడ్

E-mail: shares@drreddys.com, Website: www.drreddys.com

TELANGANA STATE POWER GENERATION CORPORATION LIMITED

VIDYUT SOUDHA : HYDERABAD - 500 082

KTPS-V & VI Stages – Supply, Design, Engineering, Erection, Testing and Commissioning of Air Handling Units for UCB of 2x250 MW (9th & 10th) units of KTPS-V Stage required for KTPS-V&VI Stages, Paloncha, Bhadradri Kothagudem Dist. Value of the works: ₹.10,06,000/-, Scheduled Open & Closing Date: 16.02.2022 at 17:00 Hrs & 09.03.2022 at 15:30 Hrs.

KTPS-V & VI Stages – Supply and Installation of CAAQMS in KTPS-V&VI Stages Paloncha, Bhadradri Kothagudem Dist. Value of the works: ₹.2,31,35,345/-, Scheduled Open & Closing Date: 26.02.2022 at 17:00 Hrs & 23.03.2022 at 15:30 Hrs.

ఆంధ్రా పేపర్ లిమిటెడ్

STEEL EXCHANGE INDIA LTD

SMS PHARMACEUTICALS LIMITED

www.smspharma.com

www.bseindia.com

www.nseindia.com

www.evotingindia.com

SHESHADRI INDUSTRIES LIMITED

epaper.navatelangana.com